Exhibit 99.1

EMPLOYEE FAQS: SUN PHARMA-CONCERT MERGER AGREEMENT

January 19, 2023

This document is intended to provide answers to many of the questions you may have about the proposed merger between Sun Pharma and Concert. Today’s announcement is just the first step in the process. While we may not have all the answers immediately, we are committed to being as transparent and timely as possible in our communications throughout this process.

Key Takeaways

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Sun Pharma is a multinational generics and branded pharmaceutical company that is growing its branded product portfolio with dermatology as one of its focus areas. Sun Pharma markets Ilumya, a branded IL-23 antibody for plaque psoriasis that represents a major growth driver for the company, so they have a strong international commercial presence in autoimmune dermatology. Concert’s deuruxolitinib represents an innovative product candidate for a major chronic disease, Alopecia Areata, that fits with Sun Pharma’s plans to strengthen its global dermatology franchise.

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With deuruxolitinib on the cusp of commercialization and in the current business environment, the timing was right for this transaction because Sun Pharma can utilize its commercial capabilities to maximize deuruxolitinib’s market opportunity as a potential best-in-class treatment for Alopecia Areata. This transaction establishes a strong path to enable this valuable drug candidate that we have worked so hard to develop to reach the market effectively and positively impact Alopecia Areata patients.

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From the very beginning, our mission has been to translate innovative science into clinical solutions for patients. Deuruxolitinib is a great product that we all had a hand in creating, and now it has a better chance of reaching its full potential with patients.

I. Agreement

1.	What was announced?

Concert entered into an agreement to be acquired by Sun Pharma, a multinational pharmaceutical company, through a tender offer for an upfront payment of $8.00 per share of common stock in cash. Concert shareholders will also receive a non-tradeable contingent value right (“CVR”) entitling holders to receive up to an additional $3.50 per share in cash, payable upon deuruxolitinib achieving certain net sales milestones within specified periods, subject to the terms and conditions contained in a contingent value rights agreement detailing the terms of the CVRs.

Sun Pharma is a leading specialty pharmaceutical company and is the world’s fourth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. Their key brands include Ilumya for psoriasis and Odomzo for basal cell carcinoma. Its U.S. headquarters are located in Princeton, New Jersey.

SUN PHARMA-CONCERT MERGER | Employee FAQs

While we are excited to announce this transaction today, today is just the first step – there are a number of approvals required and conditions that must be satisfied before the transaction is completed, which we expect to happen in the first quarter of 2023. Until the transaction is completed, we will continue to operate as two separate, independent companies.

2.	What is our rationale for the transaction?

We believe this transaction will maximize value for our shareholders and create significant benefits for all stakeholders. With deuruxolitinib on the cusp of commercialization and in the current business environment, the timing was right for this transaction because Sun Pharma can utilize its commercial capabilities to maximize deuruxolitinib’s market opportunity as a potential best-in-class treatment for Alopecia Areata. Sun Pharma has the global reach, dermatology-focused, commercial capabilities and resources to maximize the growth potential of deuruxolitinib.

In addition, the transaction delivers substantial and immediate cash value to our shareholders. The upfront payment of $8.00 per share of common stock in cash price represents a premium of approximately 33% to Concert’s 30-day volume weighted average price as of January 18, 2023, the last trading day prior to the transaction announcement.

3.	Why is Concert being acquired? Did Concert put the company up for sale? Were we looking for an acquisition?

We believe this was the best deal for Concert and deuruxolitinib at this time. It delivers substantial and immediate cash value to our shareholders and gives our drug the best chance in a commercial environment. This transaction is the outcome of thorough review process overseen by the Concert Board of Directors. Additional details will be provided in the offer to purchase and our Schedule 14D-9, which will be filed with the SEC in due course.

4.	How will this transaction benefit our business? Is this a good strategic outcome? Why is this the best outcome for deuruxolitinib’s future?

This acquisition is evidence of the value that Concert and each of you have created. Your commitment to what we created – a valuable new drug candidate for a major, underserved disease – is why we are here today. We are confident that this transaction will maximize value for our shareholders and best ensure commercial access to deuruxolitinib for patients with Alopecia Areata.

5.	Was this a fair price, given typical models for acquiring biotech companies?

This transaction is the outcome of a thorough process overseen by the Concert Board of Directors. We believe the terms, including economics, of the merger deliver great value. The Concert Board of Directors unanimously approved the transaction and recommends that Concert shareholders tender their shares in the offer.

6.	What are the next steps?

We expect the transaction to close in the first quarter of 2023 subject to the tender of a majority of the outstanding shares of Concert’s common stock as well as regulatory approvals and other customary closing conditions. Prior to closing, Sun Pharma and Concert will continue to operate as separate, independent companies. We will share more about the post-closing plan as we progress the plans with the Sun Pharma team and work towards closing of the merger.

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7.	Is shareholder approval required in order for this transaction to be completed?

The transaction is subject to the tender of a majority of the outstanding shares of Concert’s common stock, as well as the receipt of applicable regulatory approvals and other customary closing conditions. Following the successful closing of the tender offer, Sun Pharma will acquire all remaining shares of Concert that are not tendered into the tender offer and all shares of Concert’s preferred stock through a second-step merger at the same price of $8.00 per share of common stock, plus one non-tradeable CVR. The merger will be effected as soon as practicable after the closing of the tender offer.

8.	What happens if not enough shares are tendered?

While it is possible, we are confident that a majority of the outstanding shares of Concert’s common stock will be tendered. The Concert Board of Directors unanimously recommends that Concert shareholders tender their shares in the tender offer.

9.	What resources and communications are available to me through the period until close?

We are committed to being as transparent and timely as possible in our communications throughout this process, keeping in mind that there are limitations inherent in the process. We will continue to provide relevant updates between now and closing.

10.	How can you be confident that integration will go smoothly?

Today’s announcement is just the first step in the process, so, while we don’t have all the answers, we are committed to keeping everyone updated as we work on closing the transaction. Sun Pharma shares our goal of making a positive impact for patients and we have a shared goal to make this a reality as quickly as possible.

11.	Can you give us some background on Sun Pharma as a company and its most significant products?

Sun Pharma is the world’s fourth largest specialty generic pharmaceutical company and India’s top pharmaceutical company. Sun Pharma produces a comprehensive, diverse and highly complementary portfolio of medicines targeting a wide spectrum of chronic and acute treatments. Its product portfolio includes generics, branded generics, specialty, difficult-to-make, technology intensive products, over-the-counter (OTC), anti-retrovirals (ARVs), Active Pharmaceutical Ingredients (APIs) and intermediates. Their key brands include Ilumya for psoriasis and Odomzo for basal cell carcinoma. Sun Pharma achieved FDA approval of Ilumya® (US launch 2018), an IL-23 inhibitor for the treatment of moderate to severe plaque psoriasis now marketed in the US, Europe and Japan. Ilumya appears to represent Sun Pharma’s most important growth product and achieved a year over year sales growth of 81% in 20221. Concert’s deuruxolitinib represents an innovative product candidate for a major chronic disease, Alopecia Areata, that fits with Sun Pharma’s plans to strengthen its global dermatology franchise.

II. Integration and Impact

12.	When can we expect more information on the transaction? What should I expect for the integration?

Please keep in mind that today is just day one and there are many decisions still to be made. As we move ahead, we will assemble an integration team with representatives from both Sun Pharma and Concert. We will begin planning for the integration process soon and will communicate more information as we have it. Remember, until the transaction is completed, we will continue to operate as two separate, independent companies. Please also remember your confidentiality obligations to Concert remain in place and apply to information concerning the transaction.

[1]	Reference: https://sunpharma.com/wp-content/uploads/2022/05/Press-Release-Sun-Pharma-Q4FY22-Financial-Result.pdf.

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13.	Will this slow down or negatively impact any of our ongoing trials, regulatory plans and commercial activities?

We do not expect any negative impact on our development plans. We are counting on you to remain focused on your day-to-day responsibilities. From a commercial perspective, while we will continue with several of our ongoing efforts, we expect that most activities will be transitioned to Sun Pharma.

14.	Does Sun Pharma intend to maintain or close Concert’s Lexington, MA location? Where will we be headquartered?

We do not know all the plans yet but we will be working with Sun on the integration process and understanding their vision for Concert. Until the closing of the transaction, which is expected to occur in the first quarter of 2023, it remains business as usual and our headquarters in Lexington, Mass. will remain open.

15.	Are we going to be asked to relocate?

Please keep in mind that today is just day one and there are many decisions still to be made. The organizational structure will be reviewed as part of the integration process. We are committed to transparency and will share more information as it becomes available.

16.	Will my reporting structure, roles and responsibilities change prior to the closing?

Until the transaction closes, we do not anticipate any changes to ongoing operations or job functions and employees will continue to report to their respective managers. We will continue to operate as an independent company until close, and it is important that we all remain focused on our ongoing business priorities. If there are changes to reporting structures prior to closing, it will likely be determined as part of normal business operations and not related to the transaction.

17.	Is there any work that should stop?

We should focus on our respective jobs and continue to move towards the New Drug Application (“NDA”) and future approval of deuruxolitinib.

18.	Will the leadership team leave before the closing of the transaction? What about post-closing?

While we are announcing this transaction today, between now and closing Concert remains a separate, independent company and it remains business as usual. The leadership team remains in place, and we are counting on everyone to stay focused on their day-to-day work. Beyond this, please keep in mind that today is just day one and there are many decisions still to be made. The organizational structure will be reviewed as part of the integration process. We are committed to transparency and will share more information as decisions are made.

19.	How should I handle previously scheduled travel, business meetings?

Until the transaction closes, you should continue to perform your job as you normally would, which includes keeping meetings and traveling as scheduled, unless you are instructed to do otherwise.

20.	Will we continue to recruit for open positions? What should I tell candidates?

We remain focused on executing on our business priorities and recognize the need to support our corporate objectives, however we do not intend to add additional positions at this time.

SUN PHARMA-CONCERT MERGER | Employee FAQs

21.	What does this mean for me / our jobs?

We’ve only just announced this compelling transaction, which will deliver immediate and compelling value for shareholders while advancing our mission of serving patients in need. Many decisions have not yet been made and we are committed to providing updates as soon as we have more information. In the meantime, the best way you can help is by staying focused on your day-to-day responsibilities. We recognize you have questions we can’t answer today; we are committed to communicating frequently and with transparency as decisions are made.

III. Communication

22.	Can I talk to my external vendors, consultants, business partners, etc.? Do they know? What should I tell them?

We issued a press release announcing this transaction publicly. Should you receive inquiries from business partners, please emphasize that it is business as usual and Concert remains a separate, independent company until the transaction closes, which is expected to occur in the first quarter of 2023. Please don’t speculate or, under any circumstances, disclose non-public information concerning the transaction.

23.	What if I am approached by the media or investors?

If you’re contacted by the media/investors or have a social media policy question, please follow our communications guidelines by reaching out to Corporate Communications and Investor Relations.

24.	Can I talk to my counterpart at Sun Pharma?

Until the transaction is completed, Concert and Sun Pharma will continue to operate as separate, independent companies. Prior to closing, you should not interact with employees at Sun Pharma about business matters unless you are directed to do so by a member of the integration team. If there is a need to have discussions with your counterpart at Sun Pharma, that will be communicated to you as part of the integration process. Please remember your confidentiality obligations to Concert remain in place.

25.	What can I say to my family and friends?

Only publicly available information can be shared. As always, information that has not been made public needs to remain proprietary within Concert. The public announcement is available on Concert’s Investor Relations website.

26.	If I have additional questions, who can I ask?

Please contact your respective leaders if you have further questions. We are committed to keeping you informed as we have updates to share.

IV. Employee Benefits

27.	What happens to any Concert shares I hold?

For employees who hold common stock of Concert, upon closing of the transaction following all required steps and approvals, you will receive $8.00 per share in cash for each share of common stock.

SUN PHARMA-CONCERT MERGER | Employee FAQs

In addition, shareholders will receive a non-tradeable CVR for each share of common stock, which entitles Concert shareholders to receive up to an additional $3.50 per share of common stock in cash, payable upon deuruxolitinib achieving certain net sales milestones within specified periods, subject to the terms and conditions contained in the contingent value rights agreement detailing the terms of the CVRs. These milestones, subject to terms and conditions as specified in the contingent value rights agreement, include (i) $1.00 per share of common stock, payable the first time that in any fiscal year between the time of the first commercial sale of deuruxolitinib in the U.S. and March 31, 2027, net sales of deuruxolitinib is equal to or exceeds $100 million, and (ii) an additional $2.50 per share of common stock, payable the first time that in any period of four consecutive fiscal quarters between the time of the first commercial sale of deuruxolitinib in the U.S. and December 31, 2029, net sales of deuruxolitinib is equal to or exceeds $500 million.

The Concert Board of Directors unanimously recommends that you tender your shares.

28.	What is a CVR? What does the CVR component of the purchase price mean for me? When will I receive the CVR payments?

A Contingent Value Right, or CVR, allows shareholders to receive additional payment if a certain event occurs. As a shareholder in Concert, the CVR will allow you to participate in the opportunity for additional cash upside. In this case, the CVR is aligned to certain net sales milestones associated with deuruxolitinib within specified periods.

29.	Can I sell my shares that I hold prior to the transaction closing?

The transaction does not limit your ability to sell your Concert shares if you are not working on the transaction; however, you are still subject to the Insider Trading Policy. Employees working on the transaction will remain subject to a trading blackout through the closing. If you have any questions about trading, please contact Legal.

30.	What happens to my stock options, time-based restricted stock units (“RSUs”) and performance-based restricted stock units (“PSUs”)?

•	Stock options:

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Each Concert stock option that is outstanding and unexercised immediately prior to the effective time of the transaction, whether vested or unvested (each, an “Option”), that has a per share exercise price that is less than $8.00 per share will be cancelled and automatically converted into the right to receive for each share of common stock underlying such Option, (A) an amount in cash equal to the excess of $8.00 over the per share exercise price of such Option and (B) one CVR (as described in question 28), without interest and less applicable tax withholdings.

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Each Option that has a per share exercise price that is equal to or more than $8.00 (and less than $11.50) will be cancelled and automatically converted into, for each share of common stock underlying such Option, the right to receive, upon the achievement of the milestones set forth in the agreement detailing the terms of the CVRs, a cash payment equal to (A) the amount, if any, by which (i) the applicable CVR payment (when aggregated with any prior CVR payment and the $8.00 per share consideration) exceeds (ii) the per share exercise price of such Option, minus (B) the gross amount of any prior CVR payments with respect to such Option. The aggregate amount of such payments shall be equal to (A) the amount, if any, by which $8.00 plus all applicable CVR payments exceeds (B) the per share exercise price of such Option.

•	Each Option that has a per share exercise price that is equal to or more than $11.50 will be cancelled for no consideration at the effective time of the transaction.

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RSUs: Each RSU that is outstanding immediately prior to the effective time of the transaction, whether vested or unvested, will be cancelled and automatically converted into the right to receive for each share of common stock underlying such RSU, (A) an amount in cash equal to $8.00 and (B) one CVR (as described in question 28), without interest and less applicable tax withholdings.

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PSUs: In connection with the transaction, the vesting conditions of the PSUs will have been amended such that, in the event that the original performance vesting condition of the PSUs (the acceptance for filing of the NDA for deuruxolitinib by October 31, 2023 by the U.S. Food and Drug Administration) is not achieved, the PSUs will remain outstanding and will vest in full upon acceptance for filing of the NDA for deuruxolitinib by the U.S. Food and Drug Administration as long as (A) such acceptance is no later than four months after the filing of such NDA and (B) such acceptance is no later than the first anniversary of the closing of the transaction. Each PSU that is outstanding immediately prior to the effective time of the transaction, whether vested or unvested, will be cancelled and automatically converted into the right to receive, at such time and subject to the satisfaction of the original vesting condition, or, if such condition is not achieved, upon the achievement of the amended vesting condition noted above, for each share of common stock underlying such PSU, (A) an amount in cash equal to $8.00 and (B) one CVR (as described in question 28), without interest and less applicable tax withholdings. Vesting in the PSUs will be subject to continued employment through the date of achievement of the original or amended vesting condition, unless the holder’s employment is terminated by the Company without “cause” or the holder resigns for “good reason” (each as defined in the merger agreement) after the closing but before the original or amended vesting condition is met, in which case the holder will remain eligible to vest in the PSUs subject to achievement of the vesting condition.

31.	Can I exercise my vested Concert options before closing?

Yes, you may exercise your vested options prior to closing. However, in order to facilitate closing of the transaction, it is anticipated that there will be a freeze on option exercises for a period of time immediately prior to the closing. Further details regarding the freeze on option exercises will be communicated to you once they have been determined.

32.	Will Concert continue to grant equity awards in 2023?

No, it is not anticipated that Concert will grant any equity awards in 2023.

33.	Who should I contact with my stock-related questions?

Feel free to contact Legal with any stock-related questions.

34.	Will Concert provide salary increases for 2023?

The compensation committee has already approved annual salary increases for 2023 as part of the normal course of business. These increases were reflected in your first paycheck for 2023.

35.	What happens to the 401(k) plan and my contributions at close?

You may continue to contribute to your 401(k) account prior to the closing. You will receive additional information regarding the 401(k) plan in advance of the closing.

36.	What happens to our health plans?

Your health benefits (such as medical and dental) will continue uninterrupted through closing. Any decisions regarding potential changes to benefits post-closing will be finalized during the integration process and will be communicated as soon as possible.

SUN PHARMA-CONCERT MERGER | Employee FAQs

Forward Looking Statements

This communication contains express or implied forward-looking statements related to Sun Pharmaceutical Industries Ltd. (“Sun Pharma”), Concert Pharmaceuticals, Inc. (“Concert”) and the acquisition of Concert by Sun Pharma, including express or implied forward-looking statements about deuruxolitinib, its therapeutic benefits and its regulatory development pathway, and the future operations and performance of Sun Pharma and Concert. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies and members of their senior management teams. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied:

•	statements regarding the transaction and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses;

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statements of targets, plans, objectives or goals for future operations, including those related to Sun Pharma’s and Concert’s products, product research, product development, product introductions and product approvals as well as cooperation in relation thereto;

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statements containing projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures;

•	statements regarding future economic performance, future actions and outcome of contingencies such as legal proceedings; and

•	statements regarding the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. Sun Pharma and Concert each caution that a number of important factors, including those described in this document, could cause actual results to differ materially from those contemplated in any forward-looking statements.

Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, but are not limited to: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Concert’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the possibility that the proposed transaction may not be completed in the time frame expected by Sun Pharma and Concert, or at all; failure to realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the transaction on relationships with employees, other business partners or governmental entities; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; negative effects of this announcement or the consummation of the proposed acquisition on

SUN PHARMA-CONCERT MERGER | Employee FAQs

the market price of Sun Pharma’s shares or Concert’s common stock and/or Sun Pharma’s or Concert’s operating results; the difficulty of predicting the timing or outcome of regulatory approvals or actions; the risks related to non-achievement of the CVR milestones and that holders of the CVRs will not receive payments in respect of the CVRs; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; risk of litigation and/or regulatory actions related to the proposed acquisition; adverse impacts on business, operating results or financial condition in the future due to pandemics, epidemics or outbreaks, such as COVID-19, and their impact on Sun Pharma’s and Concert’s respective businesses, operations, supply chain, patient enrollment and retention, clinical trials, strategy, goals and anticipated milestones; government-mandated or market-driven price decreases for Sun Pharma’s or Concert’s products; introduction of competing products; reliance on information technology; Sun Pharma’s or Concert’s ability to successfully market current and new products; Sun Pharma’s, Concert’s and their collaborators’ ability to continue to conduct research and clinical programs; exposure to product liability and legal proceedings and investigations; and other risks and uncertainties detailed from time to time in Concert’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the Schedule 14D-9 to be filed by Concert and the Schedule TO and related tender offer documents to be filed by Sun Pharma and Foliage Merger Sub, Inc., a wholly owned subsidiary of Sun Pharma (“Purchaser”).

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Sun Pharma’s and Concert’s management, and the reader is cautioned not to rely on any forward-looking statements made by Sun Pharma or Concert. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Unless required by law, each of Sun Pharma and Concert is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this communication, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It

The tender offer referenced in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities of Concert, nor is it a substitute for any tender offer materials that Sun Pharma, Concert or Purchaser will file with the SEC. A solicitation and an offer to buy shares of Concert will be made only pursuant to an offer to purchase and related materials that Sun Pharma intends to file with the SEC. At the time the tender offer is commenced, Sun Pharma and Purchaser will file a Tender Offer Statement on Schedule TO with the SEC, and Concert will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. CONCERT’S STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be sent to all stockholders of Concert at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may

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be obtained for free by contacting Sun Pharma or Concert. Free copies of these materials and certain other offering documents are available by contacting Sun Pharma’s Investor Relations Department at abhi.sharma@sunpharma.com, Concert’s Investor Relations Department at ir@concertpharma.com, or by directing requests for such materials to the information agent for the offer, which will be named in the Tender Offer Statement. Copies of the documents filed with the SEC by Concert will be available free of charge under the “Investors” section of Concert’s internet website at www.concertpharma.com.

In addition to the Solicitation/Recommendation Statement, Concert files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Concert at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Concert’s filings with the SEC are also available for free to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.